Exhibit 21.1

Subsidiaries of Snap Interactive, Inc.

(As of March 2017)

Subsidiary	Jurisdiction of Incorporation
Paltalk Software Inc.	Delaware
Paltalk Holdings, Inc.	Delaware
Tiny Acquisition Inc.	New York
Camshare, Inc.	Delaware
Fire Talk LLC	Delaware
Snap Mobile Limited	United Kingdom